BioDrain Medical, Inc.
2060 Centre Pointe Boulevard, Suite 7
Mendota Heights, Minnesota 55120

May 14, 2009

VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attention:	Peggy Fisher, Esq. Geoffrey Kruczek, Esq.

Re:	BioDrain Medical, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed April 6, 2009 File No. 333-155299

Dear Ms. Fisher:

On behalf of BioDrain Medical, Inc.  (the “Company” or “BMI”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated April 17, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Prospectus Summary, page 1

The Offering, page 1

1.	Tell us how the numbers in the bullet points account for the options and warrants granted to Ms. Doerfert pursuant to her employment agreement.

Response: The warrants and options granted Ms. Doerfert were not included in the bullet points on page 1 because they only reflected options and warrants as of December 31, 2008.  The current page one has been updated to include options and warrants as of April 30, 2009 and, therefore Ms. Doerfert’s options and warrants are included.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 2

Because we are a development stage company…page3

2.	Either expand the caption to also highlight the fact that your independent audit firm has issued a going concern opinion, or relocate that disclosure under a separately titled caption.

Response: The caption has been expanded to highlight the going concern qualification.

Management’s Discussion and Analysis, page 19

3.	We see that you obtained FDA final clearance for your product on April 1, 2009. Please revise your disclosure to state when you expect to begin generating revenues from the sale of your product.

Response: The MD&A section has been updated to indicate we expect to begin generating revenue as early as the second quarter of 2009.

Critical Accounting Policies and Estimates, page 20

4.
We reference prior comment 9. Please revise the discussion of stock- based compensation to describe how you determined each of the individual assumptions used in the Black-Scholes- Merton option- pricing model. In addition, you should discuss how determine measurements dates for non-employee stock transactions and the judgments involved in assessing probability when accounting for equity instruments with performance and service conditions.

Response: This section has been updated to consider measurement dates and expected life for non-employee options and warrants and judgments required when performance conditions are present. It also discusses the judgment by management required to arrive at expected volatility of the company stock.

Results of Operations, page 22

5.
We see that you discuss “general and administrative expense”, operations expense,” and “sales and marketing expenses” and “product development expenses.” Please revise to reconcile your MD&A discussion with the line items presented on the statement of operations.

Response: The Statement of Operations and the Results of Operations are now in agreement.  We feel that the Operations expense, Sales and Marketing Expense, General and Administrative Expense and Interest expense categories are more informative than the prior categories.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 3
General and Administrative expense, page 22

6.
We reference the disclosure that the increase in stock based compensation expense resulted from using the “grant date fair value method.” Clarify if this method is different from that used in prior years. If not, please revise to provide a substantive discussion of the underlying reasons for increased expense for stock-based compensation, such as a description of the underlying arrangements responsible for the increased expense in 2008.

Response: This section has been revised to clarify that the increase in expense is due a significant increase in the number of options granted, not due to a change in method.

7.	Please reference the response to prior comment 10. To further assist us in understanding the accounting applied in the reduction of accrued salaries, please respond to the following:

•	Please tell us how much of the $346,000 was accrued as of December 31, 2006. That is, clarify for us the dollar amount accrued in prior years that was later credited to expense in 2007.

Response: Of the $346,000 that was credited against accrued salaries in 2007 $244,000 applied to 2006.  We have changed our accounting treatment for this debt forgiveness, however and the $346,000 is now shown as a contribution to capital in 2007.

•
In the third bullet you indicate that you accounted for the reduction of accrued shareholder salaries as an early extinguishment of debt under APB 26. Tell us why you believe, as stated in your response, that the forgiveness of amounts due to your shareholders for services previously rendered and accrued for is not capital contribution to your business under footnote 1 of APB 26. That is, please explain the basis in GAAP for your view that the shareholders did not make a contribution to capital upon agreeing to waive the accrued amounts due them.

Response: Upon further research we now have determined that this debt forgiveness is a capital contribution and the 2007 financial statements now reflect that accounting treatment.

•
In the fourth bullet you indicate that the equity instruments to be issued are compensation for past services. Accordingly, tell us why issuance of those instruments is linked to future financing, including why issuance of those instruments is dependent on your liquidity. Also, tell us the period when the underlying services were rendered.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 4

Response: The period of service was in 2006 through mid 2008.  The reason the payment of both the cash payments and the equity instruments is linked to future funding is the company has insufficient cash to operate its business and cannot afford to pay the cash payments without the funding, and secondly the vesting of the options to buy stock are tied to the increased liquidity because the dilution to shareholders from the exercise of these options will be less objectionable when we have significant cash to fund the future operations.

•
We refer to the fourth and sixth bullets. You indicate that the compensation expense for the equity instruments is being amortized over the derived service period. Please tell us that period and tell us how you determined that service period under the guidance from SFAS123(R).

Response: The obligation to grant the stock options originated in June 2008 and we believe it is a reasonable expectation that we will raise an additional $3 million by July 31, 2009 in our current financing effort.  Upon examination, however, we have determined that the obligation to grant stock options was independent of any future services of the three individuals and have, therefore expensed them in 2007.

•
As a related matter, if as indicated in the fourth bullet, the equity instruments are for past services, please tell us why the sixth bullet indicates that the value assigned to the equity instruments is being amortized over some future period. That is, if the equity instruments are for past services, please tell us why the full fair value was not expensed at the date of the agreements. In that regard, as previously requested please fully explain to us in a written response how the accounting for these instruments is consistent with SFAS 123(R).

Response: We agree that the total expense properly belongs in 2007.  Please see our response above.

8.	We refer to your response to prior comment 10 and to disclosure about the accrued salary reduction on pages 27 and F-12.

•
Please disclose, as indicated in your response, that accrued payroll after the reduction recorded in November 2007 was $115,000 and disclose the financial caption statement where the accrued amount is presented.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 5

Response:  Pages 27 and F-12 have been updated to indicate that as of December 31, 2007 $115,000 remained in accrued expenses for the above expenses and as of December 31, 2008 $40,000 remained in accounts payable for Mr. Gadbaw’s obligation and $69,000 remained in accrued expenses for the obligations to Mr. Rice and Mr. Davidson. In addition, there is an additional $25,000 in accrued expenses as of December 31, 2008 for Mr. Gadbaw, in connection with his separation agreement, that is also payable upon raising $3 million.

•
Please disclose, as indicated in the fourth bullet of your response, that the cash amounts and equity instruments to be issued are for past services rendered by individuals and disclose the periods when the services were rendered. Please clarify, as indicated in your response, that the cash and equity payments are not compensation for obtaining the future funding on which payment is contingent.

Response: The sections have been updated to clarify that no future service is required by the three individuals.

•	As your response indicated that the equity instruments were earned for prior services, please disclose why issuance of those instruments is contingent on future funding.

Response: Cash payments are contingent on future funding solely because we need sufficient liquidity to make those payments but the granting of options is also contingent on future funding because, in the opinion of management, the current investors are less likely to be critical of potential dilution resulting from the stock options when the Company has sufficient liquidity to grow its business.

•	Add disclosure that explains how the equity instruments are being accounted for and that provides sufficient context to clarify how the accounting is appropriate under SFAS 123(R).

Response: The disclosure regarding valuation assumptions and application of SFAS 123(R) have been added.

Liquidity and Capital Resources, page 23

9.	We note your response to prior comment 13:

•
We reissue the first bullet given the continued inconsistencies regarding your outstanding debt obligations on pages 23, 26 and 27. As one example, you disclose on page 23 that you owe Andcor $50,000 but disclose on page 26 that the amount of such debt is $10,000; and

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 6

Response: Page 23 has been revised to indicate that the items listed are the amounts in accounts payable.  We owe Andcor $50,000 for search consulting services, for example, and we also owe them $10,000 for a convertible debenture.  We do not show the $10,000 on page 23 and we have now removed Carl and Roy Moore from page 23 because in both of these cases we expect the note holder to exercise their conversion provision and take Company stock.

•
Disclose the nature of the “other operating expenses” mentioned in the table on page 23. Also, your response implies that you believe such expenses are “insignificant”. If so, tell us how you reached that conclusion, given that such expense comprise almost half of your known capital requirements.

Response: The caption has been revised to say Sales, marketing, administrative, operations and other operating expenses.

Stock and Stock Options, page 31.

10.
We note the disclosure on page 32 regarding the vesting of options granted to Mr. Dauwalter. Given the terms of such vesting as noted in exhibit 10.38 and your disclosures regarding FDA clearance on April 1, 2009, it appears that a portion of those options have already vested. Please revise or advise.

Response: This disclosure as well as the disclosures for Mr. Ruwe and Ms. Doefert have been revised to indicate the additional vesting and total vesting that resulted from FDA application and FDA clearance.

Description of Business, page 34

Overview, page 34

11.
We note your response to prior comment 4. If you will register a class of your securities under Section 12 of the Exchange Act concurrently with the effectiveness of this registration statement, then please revise to state so directly. The third paragraph under this caption implies that you will be subject to the reporting requirements of the Exchange Act solely because this registration statement will become effective.

Response:  The registration statement has been revised to state we will file a Form 8-A concurrently with the effectiveness of this registration statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 7

12.	We reissue prior comment 15. Contrary to your response, you have not disclosed on page 32 the exercise prices with respect to the June 16 and August 11, 2008 transactions.

Response: This section has been updated to indicate that the exercise price on options to Mr. Ruwe and Mr. Dauwalter are at $.35 per share.

Industry and Market Analysis, page 35

13.	Regarding your response to prior comment 18:

•	Please furnish the staff with the Frost & Sullivan research report that contains the $120 million estimate that you reference in the penultimate paragraph on page 35; and

Response: The wording has been changed to indicate the market for suction canisters was estimated by Frost & Sullivan to be $94 million in 2003.  We do not have a copy of the Frost and Sullivan research report but it was referenced on page 4 of 11 in the article titled “SBIR Phase I, Blood Salvage Compatible Suction Canisters” that we sent to you on April 6, 2009.

•	We reissue prior comment 18 with respect to the study cited in the first paragraph on page 48 and Outpatient Surgery Magazine article cite in the first paragraph on page 50.

Response: Please refer to the material we sent to you on April 6, 2009.  Copies of third party articles are included in that material along with a cross reference of the page number in the S-1 that corresponds to the article.

14.	Expand the table on page 38 to include the comparative information for the Cardinal disposal system.

Response: This section has been updated to show the Cardinal disposal system.

Corporate Strategy, page 43

15.	Please clarify the meaning of the penultimate bullet point on page 44. The meaning of that sentence is unclear.

Response: This section has been revised.

Drainage Systems, page 45

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 8

16.	Please revise the first paragraph on page 46. It appears words are missing.

Response: This section is now correct.

Handling Costs, page 47

17.
We note your reliance on the research article referenced in the last paragraph. We also note that the article covers a total of 31 exposures, the majority of which are percutaneous exposures from needle sticks or cuts from sharp objects which are more severe and more costly for hospitals to address. We also note that the article concludes that the overall mean cost was $1,687 per exposure, including the more serious percutaneous exposures. Please clarify this for investors and revise your cost estimate accordingly for non-percutaneous exposures.

Response: This section has been updated.

Engineering and Manufacturing, page 50

18.
Please reconcile your response to prior comment 23 with your disclosure in this section, where you indicate that you “have not yet entered into agreements with any suppliers for their products.” If you have entered “an exclusive licensing agreement with Oculus Innovative Research,” as mentioned in your response, ensure that your disclosure describes the material terms of that agreement including, among other things, the duration and any minimum purchase requirements.

Response:  This section has been updated to discuss the Oculus agreement with an initial term of 5 years and no minimum purchase requirements.

Employees, page 57

19.	Reconcile your disclosure here with your disclosure on page 8. It appears your disclosure here regarding the number of your employees does not include Mr. Shuler.

Response: Mr. Shuler has been appointed Corporate Secretary but is not an employee.  Rather, he is an independent consultant and does not have an employment contract.  We have deleted Mr. Shuler’s name from the risk factor entitled “We are dependent for our success on a few key executive officers…” on page 8.

Directors, Executive Officers, Promoters and Control Persons, page 58.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 9

20.	Please tell us why you deleted information regarding Mr. Gerald Rice from this section. We note that according to the signature page, he is a member of your board of directors.

Response: Mr. Rice resigned from the board of directors on March 13, 2009.  The signature page has been modified to remove him as a director.

21.
Given your disclosure on page 8, please disclose the information required by Item 401 of Regulation S-K with respect to Mr. Alan Shuler. Please also file as an exhibit your employment agreement with Mr. Shuler.

Response:  Mr Shuler is neither an executive officer nor a “significant employee” under Item 401(c).  Item 401(b) requires identification of “executive officers”.  Rule 3b-7 defines "executive officer", means a registrant’s  “president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant.”  Mr. Shuler has no policy making functions for the registrant.  He is also not an employee of the registrant.  There is no employment agreement with Mr. Shuler.  We have deleted Mr. Shuler’s name from the risk factor previously listed on page 8.

Summary Compensation Table, page 62

22.	We note your response to prior comment 31:

•
Your disclosure in the notes to the summary compensation table continues to be inconsistent with your disclosure on pages 64-65 and response to the third bullet of prior comment 34 regarding the amounts Messrs, Davidson and Rice were entitled to receive pursuant to their employment agreements. For example, your response to prior comment 34 state that Mr. Davidson was entitled to receive $185,000 under his employment agreement; however, your disclosure here state he was entitled to $160,000 and your disclosure on page 64 states he was entitled to receive $170,000. Similarly, you disclose here that in 2008, Mr. Rice was entitled to receive $118,500. Please reconcile;

Response: Mr. Davidson has an employment agreement that specified an annual salary of $150,000 until the board approved an increase to $170,000 effective July 1, 2008.  Consequently his base salary was a combination of the two amounts for one half year each , or a total of $160,000.  In addition, the board authorized a one-time bonus of $25,000 in addition to the base salary so he was entitled to $185,000 including the bonus.  Likewise, Mr. Rice had a contract that specified an annual salary of $110,000 through June 30, 2008 and $118,500 from July 1, 2008.  The combination of these amounts results in $114,250 for 2008.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 10

•
As a result of the inconsistencies noted above, the numbers in the notes following this table are difficult to follow. For example, you state that Mr. Davidson was entitled to receive $160,000 in 2008. You then state that he was paid $126,650, including a bonus, and waived payment of $58,250. The amounts he was paid and waived do not appear to add to $160,000. Similarly, you state that Mr. Davidson was entitled to receive $150,000 in 2007. You then state that he was paid $59,375 and waived $70,000 in compensation for 2007 and prior years. As a result, it appears the amounts he was paid and waived in 2007 and prior years. As a result, it appears the amounts he was paid and waived in 2007 do not add to $150,000. Please reconcile; and

Response: The language in the note has been clarified to indicate that the amount Mr. Davidson was entitled to in 2008 was $160,000 in base salary and $25,000 in bonus but was paid $126,650, accounting for the $58,350 in underpayment.  It has also been modified to clarify that Mr. Davidson waived $90,000 in compensation for 2007 and 2006.

•	Disclose the reasons for awarding Mr. Davidson a $25,000 bonus in 2008, given your disclosures regarding shortage of cash and liquidity issues.

Response: The board determined that Mr. Davidson was entitled to a discretionary bonus of $25,000 based upon merit performance and expected that the balance of the underpaid salary would be paid upon raising enough cash in the October 2008 financing.  As a result of negotiations with the investors in that financing the board determined that the remaining amounts would not be paid and obtained a waiver of the unpaid amount from 2008 as well as from 2007 in order to get the financing done.

Outstanding Equity Awards at Fiscal Year End, page 63

23.
Your response to prior comment 78 indicates that you will issue the 80,000 and 160,000 options to Messrs. Davidson and Rice, respectively, when you have raised an additional $3 million. Your table here, including note 1, indicates that you have issued those options and that vesting, rather than issuance, of those options is contingent on raising an additional $3 million. Please reconcile.

Response: The options have not been issued as it was the understanding of the parties that the options would be issued upon raising an additional $3 million.  It is our interpretation of FAS123(R), however, that the accounting for the grant of the options would commence upon incurring the obligation to issue the options and we, therefore, have recorded the expense in 2007 to reflect the estimated value of the options, using the black-scholes valuation model, as if the option was granted in 2007, and we show the options as outstanding in the tables as well as updating the compensation table in this amendment to include the amount expensed for these options in 2007.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 11

Employment Agreements…page 64

24.
Refer to the third full paragraph on page 67 regarding the vesting of options granted to Mr. Ruwe. Given your disclosure that you have requested and received FDA clearance, it appears that a portion of those options have vested and are now exercisable. If so, please revise to disclose that fact. Also ensure that your disclosure in the tables appearing on pages 71-73 and 77 account for any changes in the number of vested and exercisable options held by Mr. Ruwe.

Response: This paragraph has been updated to indicate that an additional 100,000 shares vested as a result of FDA submission and FDA clearance and he has a total of 150,000 shares in vested options.  The tables on pages 71-73 as well as on page 77 have been updated to reflect the increase in vested shares as well as his recent investment.

25.	Discuss the material terms of Mr. Doerfert’s employment agreement.

Response: The material terms of the employment agreement are now included.
She has a base salary of $135,000 until the company three months after FDA approval of the FMS unit and the product being commercially ready.  At that time her salary reduces to $125,000 but she will earn commissions on all sales.  In addition, Ms. Doefert was granted an option to purchase 100,000 shares at $.35 per share with 20,000 shares vested immediately and increments of 20,000 shares vesting upon achieving certain performance milestones.

Certain Relationships and Related Transactions, page 70

26.
Regarding your reference to a verbal agreement in response 32, please refer to Regulation S-K Compliance and Disclosure Interpretation Question 146.04 available on our web site at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: A written description has been added as an exhibit to this filing.  The description is as follows:

In 2007 Mr. Morawetz and the Company reached a verbal agreement that accrued consulting fees totaling approximately $84,000 would be deferred until such time that the Company had sufficient cash on hand to pay the fees or to make other arrangements for payment.  Additionally, the Company and Mr. Morawetz agreed that he would cease providing consulting services to the Company and that no additional fees would accrue.  In a meeting with Mr. Morawetz on May 13, 2009 the Company submitted a proposal to settle payment of the fees by making a cash payment of $30,000 and issuing a stock option for 75,000 shares at such time as the Company raises an additional $3 million in equity.  Mr. Morawetz agreed to consider this alternative form of payment but there is no formal agreement and the full $84,000 remains in the accrued expenses account.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 12

Selling Security Holders, page 70

27.
We note your response to prior comment 38. However, the first bullet on page 71 continues to refer to shares underlying a “convertible debenture” while notes 11-17 and 24 refer to shares underlying a “convertible promissory note”. You also refer on page 79 to outstanding convertible notes. Please reconcile.

Response: These sections have been updated to refer to the convertible bridge loan and individual convertible bridge loan notes in a consistent manner.

Security Ownership of Certain Beneficial Owners and Management, page 76

28.
Please disclose your response to prior comment 39. Also revise your disclosure on page 34 under the caption “Private Placement Financing” and on page 79 where you state that the warrants are immediately exercisable”.

Response: The notes to the table on page 76 have been expanded to explain the terms in the warrant agreements that cause certain warrants, although fully vested, to not be exercisable within 60 days.

Common Stock, page 78

29.	Please provide current disclosure. We note the references in the first paragraph to the number of shares outstanding and number of shareholders as of November 1, 2008.

Response: This paragraph has been updated to reflect the total shares outstanding as of April 30, 2009.

Warrants and Convertible Notes, page 79

30.	Regarding your response to prior comment 41:

•
Your response to prior comment 61 in our letter dated January 29, 2009 stated that “the convertible note financing that was closed in July 2007 was considered a bridge loan to allow sufficient time to arrange a subsequent financing which was finalized in October 2008.” If so, please disclose that fact. Your current disclosure is unclear regarding how the convertible note financing relates to the October 2008 financing; and

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 13
Response: Section has been updated to clarify the linkage between the convertible bridge loan and the October 2008 financing.

•
Disclose the identities of the seven bridge loan holders mentioned in your response to prior comment 41. That comment requested disclosure of those identities, not simple indentifying them in your response letter.

Response: The names of the seven bridge loan holders, the face amounts of the individual notes and the number of shares upon conversion have been added.

Legal Matters and Interests of Named Experts, page 85

31.
We note your response to prior comment 42. Given your response to prior comment 41 regarding the identities of the bridge loan holders, it is unclear how you concluded that the $150,000 debt to Richardson & Patel mentioned on page 23 is “consistent with the convertible notes”. For example, we note the different amounts of the debts you owe and the different identities of the holders of those debts. Please revise or advise.

Response: The $150,000 debt mentioned on page 23 is for attorney fees that remain in accounts payable.  It has nothing to do with the convertible bridge loan.

Financial Statements

32.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Response: The annual financial statements are still current until May 15, 2009.  After that date we will include the first quarter financial statements.

33.
Please tell us where you have made disclosure about pending accounting standards under SAB Topic 11M. In that regard, for instance, it appears that EITF 07-05 (which is effective for the first quarter of 2009) may be applicable to your non- employee stock options and warrants where those instruments include provisions that provide for reduction of the exercise price based on strike prices of future instruments that you may issue.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 14

Response: Recent accounting developments and specifically EITF 07-5 and FSP APB 14-1 are now discussed on page 20 under the heading of Critical Accounting Policies and Estimates and Recent Accounting Developments as well as in a similar heading in Note 1 to the financial statements.

Balance Sheet, page F-4

34.	We refer to your response to prior comment 44. Please add footnote disclosure that describes the terms and conditions for release of the restricted cash.

Response: A new Note 4 has been added to the financial statements to describe the terms of the restricted cash, specifically that it will be released only to pay investor relations expenses after the company shares are registered on OTCBB..

35.	Please revise to label the $10,000 notes payable as “convertible”.

Response: The label has been changed to Convertible debenture to distinguish this loan from the convertible bridge loan.

Statements of Cash Flows, page F-7

36.
We refer to your responses to prior comment 46. While we understand that once released the restricted cash from your recent financing maybe used in operating activities, the restricted cash was not derived from nor was it actually used in operating activities in 2008. In a written response, please tell us why classification of the restricted cash as an operating activity is inconsistent with the guidance from SFAS 95. We may have further comment upon review of your response.

Response: We have now classified the use of cash to establish the restricted escrow account as a use of cash from financing because that is where it originated.

Note 1. Product Development page F-8

37.
Your response to prior comment 72 indicates that $75,000 of the amount due Mr. Ryan is presented as professional fees (operating expense) in 2007 and that the remaining $100,000 is presented as product development expense 2008. Please tell us why the two amounts accrued under the arrangement with Mr. Ryan are not similarly classified in your statement of operations. Please cite a basis in GAAP for your view.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 15

Response: The $75,000 in fees paid to Mr. Ryan in 2007 had been accrued as product development expense in 2006 and the $75,000 payment made upon signing the contract in 2008 had no effect on 2008 expenses.  The additional $100,000 obligation to be paid by June 30, 2009 was expensed in product development expense in June 2008.  Our prior response to comment 72 was in error.

Note 1. Patent and Intellectual Property, page F-8

38.
Refer to prior comment 73. Your former disclosures states that you were informed in 2007 that the cost of the product development work performed in prior years would be $100,000 and that you accrued that amount as of December 31, 2007. The responses to prior comments 72 and 73 state that you accrued $75,000 at December 31, 2007 for exclusive ownership of the patent in June 2008 and that $100,000 was due in June 2009 for past services, which was accrued during 2008. Please reconcile the timing of the amounts accrued with the date(s) the agreement(s) with Mr. Ryan were executed and when you became aware of the amount due for prior services. The disclosure in your amendment should be consistent with response to this comment.

Response: The total amounts paid and to be paid to Mr. Ryan and/or his company Mid-States Stainless are $100,000 for the cost of developing the product and an additional $100,000 for assignment of the patent under a licensing agreement. We accrued $100,000 in 2006, paid $25,000 in 2007 as a partial payment for the patent assignment and $75,000 remained in accrued expense at the end of December 2007.  Upon signing the licensing agreement in June 2008 the company paid the remaining $75,000 for the patent assignment and agreed to pay the $100,000 cost of developing the product by June 30, 2009.  With the benefit of hindsight the full $200,000 should have been accrued in 2006 and/or 2007 but the negotiations were in a state of flux and the final total became known in 2008 as $200,000 rather than $100,000.

39.	We see the disclosure added in response to prior comments 47 and 48. Please also revise the disclosure to clarify that the value assigned to the warrants issued to Mr. Ryan was expensed in 2008.

Response: This paragraph has been modified to indicate that the warrant has a term of five years, ending on June 30, 2013 and is assigned a value of $28,060 using a Black-Scholes formula and this amount was expensed as consulting expense in 2008 using a 5 year expected life, a 3.73% risk free interest rate, an expected 59% volatility and a zero dividend rate.

Note 3. Stockholders’ Deficit Stock Options and Warrants, page F-9

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 16

Valuation and accounting for options and warrants, page F-9

40.
In your response to prior comment 75 you state that “We did not vary the volatility estimate from year to year or on the interim periods because that would imply a level of precision in our estimate that is not present.” Under SFAS 123(R) volatility is intended to represent expected volatility over the expected term of the instrument being valued. It appears that you have granted options and warrants at varying times and with varying terms. Accordingly, tell how your approach which has apparently applied a fixed volatility assumption for all issuances of options and warrants for all periods is consistent with the requirements of SFAS 123(R). We may have further comment upon review of your response.

Response: We have added language to clarify the method in which we determine the value of options in exchange for services, the expected life for non-employee options and the database of historical trading prices for an expanded peer group of companies on which we base expected volatility.

41.
We refer to your response to prior comment 75. You previously disclosed that you applied a volatility factor of zero for stock options and warrants. You now disclose that you have applied a volatility assumption of 45%, apparently for all periods. It is not clear why the change in the volatility factor did not impact the fair values assigned to the options and warrants. In response to this comment, quantify the impact of the change in the volatility assumption on the assigned fair value of the relevant instruments and tell us why you have not reported a correction of an error for this matter. If there was no change in fair value, please explain and support your position with reference to SFAS123 (R).

Response:The zero volatility disclosed in the original document was clearly in error but there were complicating factors in the manner in which expenses were calculated for warrants issued in connection with the sale of equity which should not have been expensed.  Clearly, the increase in volatility increased the grant date fair values of equity instruments that were properly treated as either compensation, consulting or interest expense but the reduction in expense by correcting the accounting for other warrants approximately offset as of September 30, 2009.  In order to correct this error we engaged a professional valuation firm to develop a matrix of historical trading prices for a peer group of companies in both major exchanges and OTCBB, applied a weighting of those results and have determined those data points to be our best estimate of expected volatility (ranging from 53-66%) based upon the grant date and the expected term.

42.
We note your response to prior comment 76. As required by paragraph A240 of SFAS 123(R), please revise your footnote to disclose how you determined each of the individual assumptions applied in valuing stock options and warrants under SFAS123(R). In that regard, also clearly disclose how you selected comparable companies for purposes estimating volatility and how you determined the expected term assumption and disclose why you believe your assumptions are appropriate under SFAS123(R).

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 17

Response: The assumptions applied in valuing options and warrants are now disclosed.

43.
As a related matter, tell us how you determined the expected term assumption for non-employee stock options and warrants. If you used other than the contractual term, please tell us how you considered the guidance from footnote 7 of SAB Topic 14.

Response:We have reconsidered the basis on which we estimate expected terms in the case of non-employee options and warrants and have recalculated the fair values based upon the expected term being equal to the legal term and the volatility factor adjusted for the longer term.

44.
Regarding your response to prior comment 50, please provide us with an analysis under SAB 108 that the impact of the error that resulted in an understatement of your expenses in 2007 is not material to your financial statements.

Response: We have restated the 2007 and 2008 financial statement and this is no longer an issue.

45.	In addition, we do not see where you have made disclosure about the warrants issued with the $170,000 convertible debt, including all relevant terms and conditions. Please revise.

Response: The additional disclosure, including terms of the warrants, is included on page 79. In 2007, the Company agreed to issue warrants to purchase 620,095 shares of common stock at $.35 per share to seven individuals who provided $170,000 in a convertible bridge loan. The warrants were issued February 24, 2009 and valued at $92,700 using the Black-Scholes valuation model with a 1.37% risk free interest rate, a zero dividend rate, an 63% expected volatility and a 3 year expected life. The $92,700 value was accounted for as a debt discount and was amortized using the interest method as additional interest expense over the one year term of the convertible loan that matured in April 2008.  The additional interest expense that applies to 2007 and 2008 is now properly accounting for in the correct years.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 18

Warrants, page F-11

46.
We refer to your response to prior comment 51. Please expand the narrative to describe the all of the 5.7 million warrants issued in 2008. Ensure that you disclose all significant terms and provisions of each grant, the fair value assigned and how you accounted for that fair value.

Response: This section has been updated to indicate the valuation methods and assumptions for each of the 5.7 million warrants.  The warrants were valued at approximately $491,000 using a black-scholes valuation model and are currently accounted for as equity.  In recent accounting developments we disclose that this amount will be moved to a new warrant liability section in the first quarter of 2009 under guidance of EITF 07-5.

Stock and Stock Options, page F-11

47.
We refer to your response to prior comment 52. Please expand this footnote to disclose the components of the 2.3 million shares issued in 2008 to “finders, agents and attorneys.” Please also expand this footnote to describe how those shares were valued and accounted for the financial statements. To the extent the shares were accounted for as a cost of raising capital under SAB Topic 5-A, please add narrative that explains how the shares issued are connected to an actual offering and how the issuances are a specific incremental cost of that offering as defined in the SAB.

Response: The following paragraph has been added:

In connection with the October 2008 financing we issued 250,000 to Kulman Investor Relations/Cross Street Partners for investor relations services.  These services were valued at $87,500 based upon $.35 per share and were expensed as consulting expenses in 2008.  In addition, the company issued 285,714 shares to Richardson & Patel in partial payment of legal fees in connection with the October 2008 financing.  The value was determined to be $100,000 based upon $.35 per share and was determined to be a direct incremental cost of raising capital and netting in the gross proceeds in accordance with SAB Topic 5-A.  We also issued 2,102,690 shares valued at $704,442, based upon $.35 per share, to finders and placement agents.  This cost was also deemed an incremental direct cost of raising capital and netted against the gross proceeds in accordance with SAB Topic 5-A.

48.
The disclosure added in response to prior comment 53 states that Mr. McGoldrick and Mr. Reding will receive options to purchase 5,985 shares of common stock each year. Please clarify in your disclosure if options were also issued to these directors in 2007 and 2008. If so, please also disclose the terms of those options and any expense recorded in the related periods.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 19

Response: The 5,985 share option to Mr. Reding was issued in 2007 but the option to Mr. McGoldrick was not issued in 2007 and to either Mr. Reding or McGoldrick in 2008 because the board indicated they were re-considering the form of compensation being paid to board members.  Consequently all options to board members were put on hold while this was under discussion.

49.
We do not see where you have revised your filing to disclose how you accounted for the fair value assigned to the equity instruments issued as a finder’s fee, as requested in prior comment 54. Please expand the referenced narrative.

Response: The section was updated to disclose that the fair value of the equity instruments was $54,300 valued at $.35 per share.

50.
We reissue prior comment 55. Please expand the referenced paragraph to describe how you accounted for the $87,500 fair value assigned to the 250,000 shares issued for the investor relations arrangement with Kulman.

Response: This section has been updated to disclose that the total value of these shares was determined to be $87,500 using a fair value of $.35 per share.  This amount is shown as a separate line as $87,500 in common stock and paid in capital in the Statement of Shareholders’ Deficit in the Financial Statements, page F-6.

51.
We refer to your response to prior comment 56. You disclose that Namaste Financial is “entitled” to receive 125,000 shares and a warrant to purchase 125,000 shares of common stock for consulting services. Please revise the referenced disclosure to state whether you have actually issued the equity instruments. Disclose the fair value assigned to the arrangements and how you are accounting for that fair value. Your disclosure should clarify how the accounting is compliant with GAAP, including SFAS123(R), EITF 96-18 and EITF 00-18, as relevant.

Response: The section has been updated to clarify that Namaste received 125,000 shares and a warrant to purchase 125,000 shares at $.46 per shares. The value of the shares was determined to be $43,750 and the value of the warrant was determined to be $12,800 using a Black-Scholes valuation model.  The total value of $56,550 is shown as a net reduction of paid in capital as they were treated as an incremental cost of raising capital under guidance of SAB Topic 5-A.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 20

52.
As a related matter, you disclose that the Namaste arrangement is for “business, strategic and growth advisory services.” However, your response to prior comment 56 indicated that the shares were issued in connection with an equity financing. Please describe to us and clearly disclose the nature of the services rendered. If the shares were accounted for as a cost of raising capital under SAB Topic 5-A, explain to us and disclose your rationale.

Response: The Namaste arrangement was strictly for the purpose of helping us to raise capital and we accounted for the total value of $56,550 as a reduction of the gross proceeds as an incremental cost of raising capital under guidance of SAB Topic 5-A.

53.
We note your response to prior comment 57 that the 50,000 shares granted to Mr. Davidson in 2006 is actually 29,927 shares on a post-split basis. Please revise the disclosure to state the shares granted on a split- adjusted basis. Please ensure that share disclosures in your financial statements have been updated for all splits.

Response: The section was changed to indicate that he was granted 29,927 shares on a split adjusted basis and the original grant was 50,000 shares on a pre-split basis.  All share data in the financial statements is stated on a post-split basis.

54.
We reissue prior comment 58. Please revise the referenced disclosure to disclose the fair value assigned to the 543,292 options granted to Mr. Davidson on September 12, 2008 and the accounting for that fair value. Also disclose the assumptions specific to that grant.

Response: This section has been updated to indicate a value of $186,307 and the input assumptions used to arrive at that value.

Other Securities for Issuance Upon Certain Contingencies page F-12

55.
We note your response to prior comment 59; however, your response fails to address the issue raised in the comment. Accordingly, we’re-issuing prior comment 59. With respect to the options granted to Mr. Ruwe and Mr. Dauwalter please:

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 21

Tell us fully disclose (in the referenced footnote) the underlying performance conditions. Refer to paragraph A240 of SFAS 123(R).

In a complete written response, tell us how your accounting considers the guidance about stock options with performance conditions as described in paragraph 47, 48 and Appendix A of SFAS 123(R). Your written response should fully demonstrate that you have appropriately applied the accounting guidance relevant to stock options with performance conditions.

We may have further comment on disclosure upon resolution of the accounting issue.

Response: The sections have been updated to specify the terms of the options and the inputs for FAS 123(R) valuation. The performance conditions are clearly explained in as being at least in part within the control of the individuals.

56.
We refer to your response to prior comment 61. With respect to the agreements with Andcor and Taylor please expand the referenced paragraph to disclose whether individuals have been hired under the employee search arrangements, and, if so, the expected vesting dates for the 150,000 warrants.

Response: The section has been updated to clarify that the new VP of Sales and Marketing was hired on February 1, 2009 and we anticipate vesting on February 1, 2010.

57.
While we acknowledge your response to prior comment 62, the response does not address how your accounting considers the requirements of the relevant underlying literature and your disclosures do not address the accounting applied for the warrants. As the counter- parties appear to be non- employees as defined in SFAS123(R), in a written response tell us how your accounting for each of the three arrangements considers the specific relevant guidance from EITF 96-18. Please also expand the referenced footnote disclosure to explain how you are accounting for the instruments and the basis in GAAP for that accounting.

Response: The section was modified to clarify that the warrants issued to Andcor and Taylor are valued at a total of $60,000 ($30,000 each) under guidance from EITF 96-18 because that was the value of the cash consideration that was being considered prior to them accepting warrants in lieu of cash. The warrant issued to Sachs and associates was valued at $8,318 using the Black-Scholes valuation model because it was an extra incentive to finish the FDA work early and its value was not otherwise determinable.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 22

58.
We refer to your response to comment 63. We have continuing concerns about the referenced disclosure (currently appearing as the first paragraph of page F-13). In the first sentence, if the word “valuation” is referring to the exercise price, please revise to clarify. Otherwise please explain to us what you mean by “valuation” in the context in which you are using that word. Accordingly, please disclose which actual instruments are subject to downward “valuation” and describe the accounting implications under SFAS 123(R) and related literature. Please be specific.

Response: The entire paragraph has been removed as it created confusion with respect to FAS 123(R) and added nothing of substance.

Item 26. Recent Sales of Unregistered Securities, page II-4

59.
Your response to prior comment 79 and disclosure on page F-4 indicates that you had 8,130,841 shares outstanding as of December 31, 2008. Your response to prior comment 79 also indicates that you had 8,255,841 shares outstanding as of March 31, 2009. Therefore, it appears you issued 125,000 shares between December 31, 2008 and March 31, 2009. However, those issues do not appear to be described here. Please revise or advise.

Response: This section has been updated to indicate that On March 27, 2009 we issued 125,000 shares of common stock to Cross Street Partners/Morrie Rubin as compensation in connection with raising up to $500,000 in new equity prior to June 30, 2009.  We also issued 700,000 shares at $.50 per share and warrants to purchase 700,000 shares at $.65 per share in return for $350,000 in new capital from current shareholders and close associates of current shareholders in April 2009 and that is also disclosed in this section. Our April 30, 2009 shares outstanding are 8,955,841.

60.	Tell us why this section does not disclose the information required by Item 701 of Regulation S-K with respect to the options and warrants mentioned in paragraph 4.c. of Exhibit 10.48.

Response: We have added additional text describing the option and warrant issuances to Ms. Doerfert.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 23

61.
We note the disclosure on page II-7 regarding what Mr. Sachs “would” receive upon reaching FDA clearance. Given your disclosures regarding FDA clearance on April 1, 2009, please revise to clarify what securities Mr. Sachs received.

Response: This section has been revised to disclose that upon achieving FDA clearance on April 1, 2009, Mr. Sachs received a warrant to purchase 50,000 shares of our common stock.  The warrant has a 5 year term and an exercise price of $.46 per share.

Item 27, Exhibit, page II-8

62.
Your response to prior comment 2 states that the warrants were issued on February 24, 2009. Your disclosure on page II-6 states “The Company will issue the warrants in February 2009”. Please reconcile.

Response: This section has been updated to clarify that the warrants were issued February 24, 2009 even though the obligation to issue warrants commenced In July 2007.

63.
We note that you have requested confidential treatment for portions of exhibits 10.46 and 10.47 to your registration statement. We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of this registration statement.

Response: We will submit a confidential treatment request shortly and will resolve such comments prior to requesting effectiveness of this registration statement.

Signatures, page II-12

64.
We reissue the last sentence of prior comment 81 because it continues to be unclear which individual signed in the capacity of principal accounting officer or controller. If Mr. Davidson signed in that capacity, as suggested by your response, then please make that clear.

Response: The signature page has been revised to clarify that Mr. Davidson is Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer.

****
We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (651) 389-4802 or by facsimile at (651) 389-4803.  You may also reach our outside counsel, Ryan Hong, Esq. of Richardson & Patel LLP at (310) 208-1182 extension 723, or by facsimile at (310) 208-1154.

U.S. Securities and Exchange Commission
Division of Corporation Finance
May 14, 2009
Page | 24

Very truly yours,

BIODRAIN MEDICAL, INC.

/s/ Kevin Davidson
Kevin Davidson
Chief Executive Officer